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                             April 15, 2021

       Alyssa Rapp
       Chief Executive Officer
       Healthwell Acquisition Corp. I
       1001 Green Bay Rd. #227
       Winnetka, IL 60093

                                                        Re: Healthwell
Acquisition Corp. I
                                                            Registration
Statement on Form S-1
                                                            Filed March 30,
2021
                                                            File No. 333-253418

       Dear Ms. Rapp:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form S-1

       Expressions of Interest, page 122

   1. We note your response to comment 2 and request additional information about the timing and circumstances under
which your anchor investors became aware of the offering and expressed to you their
intention to participate. Please tell us when initial contact was made, by whom it was
initiated, and how negotiations related to the investment in this offering and purchase
of interests in the sponsor evolved, identifying any material issues which arose and how
they were resolved.
   2. Refer to the second paragraph of this section. Please disclose the circumstances under which the sponsor or
underwriters may prohibit the anchor investors from purchasing
                                                        9.9% of the units in
this offering.
 Alyssa Rapp
Healthwell Acquisition Corp. I
April 15, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameAlyssa Rapp
                                                           Division of
Corporation Finance
Comapany NameHealthwell Acquisition Corp. I
                                                           Office of Trade &
Services
April 15, 2021 Page 2
cc:       Carol Anne Huff
FirstName LastName